Filed Pursuant to Rule 424(b)(3)
File No. 333-123504

 Prospectus

FORTRESS INTERNATIONAL GROUP, INC.

15,600,000 shares of common stock

This prospectus relates to 15,600,000 shares of our common stock, par value $0.0001 per share, which are issuable upon the exercise of warrants originally issued in our initial public offering pursuant to a prospectus dated July 13, 2005. In order to obtain the shares, the holders of the warrants must pay an exercise price of $5.00 per share. If all of the warrants are exercised for cash, we will receive proceeds of $78,000,000 from the exercise of the warrants but no proceeds from the sale of the underlying common stock. If the warrants are exercised on a cashless basis, we will not receive any proceeds from the exercise of the warrants or the sale of the underlying common stock.

Our shares of common stock are currently traded on the OTC Bulletin Board under the symbol “FAAC.” On May 10, 2007, the closing sale price of our common stock was $5.53 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 24 , 2007

PROSPECTUS SUMMARY

The Company

We were formed as a blank check company to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the Fortress America and defense industries. On July 20, 2005, we completed an initial public offering of our securities.

On July 31, 2006, we entered into a membership interest purchase agreement, as amended on January 16, 2007, for the acquisition of all of the outstanding membership interests of each of VTC, L.L.C., doing business as “Total Site Solutions,” and Vortech, LLC, which are together referred to as TSS/Vortech. TSS/Vortech together provide a single source solution for highly technical mission-critical facilities such as data centers, operation centers, network facilities, server rooms, security operations centers, communications facilities and the infrastructure systems that are critical to their function. The companies’ services include technology consulting, engineering and design management, construction management, system installations, operations management, and facilities management and maintenance.

On January 17, 2007, our stockholders voted to approve the acquisition of TSS/Vortech. Holders of 756,100 shares issued in our initial public offering elected to convert their shares into cash.

On January 19, 2007, we completed the acquisition of TSS/Vortech from Thomas P. Rosato and Gerard J. Gallagher, who are sometimes referred to as the selling members. In connection with the acquisition, we paid the members of TSS/Vortech (a) $11.0 million in cash, (b) the assumption of $154,599 of TSS/Vortech debt, (c) 3,205,128 shares of our common stock, of which 2,534,988 shares were issued to the selling members, 67,825 shares were issued to Evergreen Capital LLC as partial payment of certain outstanding consulting fees and 574,000 shares were designated for issuance to employees of TSS/Vortech, and (d) $10.0 million in two convertible, interest-bearing promissory notes of $5.0 million each. As described in the definitive proxy statement (Securities and Exchange Commission File No. 000-51426) dated December 27, 2006 (the “Definitive Proxy Statement”) at pages 52-54, all of the 2,534,988 shares issued to the selling members were deposited in certain escrow accounts. In addition, as described in the Definitive Proxy Statement, we entered into employment agreements with each of the selling members.

The cash portion of the payments made in the acquisition was financed entirely through the use of cash raised in our initial public offering and held in a trust fund prior to the closing of the acquisition. The balance of the net proceeds of the initial public offering has been or will be used for (1) financing transaction costs associated with the acquisition, (2) funding payments to stockholders who voted against the acquisition and perfected their right to convert their shares of common stock into their pro rata share of the trust fund, (3) funding the common stock repurchase program announced on January 12, 2007, and (4) working capital and general corporate purposes.

In connection with the approval of the acquisition, our stockholders (1) adopted an amendment and restatement of our amended and restated certificate of incorporation (the “Amended Certificate of Incorporation”) to (a) change our name from “Fortress America Acquisition Corporation” to “Fortress International Group, Inc.,” and (b) remove certain provisions applicable to us only prior to our completion of the acquisition, (2) approved our 2006 Omnibus Incentive Plan, and (3) elected David J. Mitchell to our board of directors for a term expiring in 2009.

A summary of our business and operations, and the business and operations of TSS/Vortech, is included in our Annual Report on Form 10-K for the year ended December 31, 2006.

The Offering

Securities offered	15,600,000 shares of common stock, underlying warrants with an exercise price of $5.00 per share. The warrants expire on July 12, 2009.
Common Stock:

Number outstanding before this offering	10,793,755

Number to be outstanding after this offering	26,393,755, assuming the exercise of all of the warrants

Offering proceeds
Assuming the exercise of all the warrants for cash, we will receive gross proceeds of $78,000,000. If no warrants are exercised or if all warrants exercised are exercised on a cashless exercise basis, we will receive no proceeds. We intend to use any proceeds from the exercise of the warrants for working capital, operating expenses and other general corporate purposes.

OTC Bulletin Board Symbol	FAAC

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the use of forward-looking terminology, including the words “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should,” or, in each case, their negative or other variations or comparable terminology. These statements are based on management’s current expectations, but actual results may differ materially due to various factors, including, but not limited to:

•	our reliance on a significant portion of our revenues from a limited number of customers;

•	the uncertainty as to whether we can replace our declining backlog;

•	risks involved in properly managing complex projects;

•	risks relating to revenues under customer contracts, many of which can be canceled on short notice;

•	risks related to the implementation of our strategic plan, including the ability to make acquisitions and the performance and future integration of acquired businesses; and

•	other risks and uncertainties disclosed in our filings with the Securities and Exchange Commission.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and developments in the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. The forward-looking events included herein speak only as of the date of this prospectus and are qualified in their entirety by the cautionary statements contained in or referred to in this section. We assume no obligation to update any forward-looking statements, other than as may be required by applicable laws.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this document, before you decide whether to invest in our securities.

Risks Related to Our Recent Acquisition of TSS/Vortech

Certain of our key personnel who joined us as a result of the acquisition of TSS/Vortech are unfamiliar with the requirements of operating a public company, which may adversely affect our operations, including reducing our revenues and net income, if any.

Upon the completion of the acquisition, our former Chairman of the Board, C. Thomas McMillen, resigned and became our Vice Chairman, and our former Chief Executive Officer, President and Secretary, Harvey L. Weiss, resigned from those positions and became our Chairman of the Board. Thomas P. Rosato became our Chief Executive Officer, and Gerard J. Gallagher became our President and Chief Operating Officer. Neither Mr. Rosato nor Mr. Gallagher have significant public company experience, and both are unfamiliar with the unique requirements of operating a public company under United States securities laws. In addition, we do not currently have a Chief Financial Officer. Although we are currently engaged in a search for a Chief Financial Officer, we do not know when we will find a qualified candidate or whether the individual we hire will have public company experience. Accordingly, we could be required to expend significant resources to assist our management team with regulatory and stockholder relations issues, which could be expensive and time-consuming and could lead to various regulatory issues that may adversely affect our operations, including reducing our revenues and net income, if any.

Our stockholders are dependent on a single business.

As a result of the acquisition, our stockholders are dependent upon the performance of TSS/Vortech and its business and other acquired businesses. TSS/Vortech remains subject to a number of risks that relate generally to the homeland security and mission critical information technology, or IT, industries and other risks.

If the acquisition’s benefits do not meet the expectations of financial or industry analysts, the market price of our common stock may decline.

The market price of our common stock may decline as a result of the acquisition if:

•	we do not achieve the perceived benefits of the acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts; or

•	the effect of the acquisition on our financial results is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of a decreasing stock price.

The Vice Chairman of our Board of Directors may have conflicts of interest that could hinder our ability to make acquisitions.

One of our growth strategies is to make selective acquisitions of specialty engineering and information technology/networking consulting and system integration companies that focus on mission-critical facilities. The current Vice Chairman of our Board of Directors, Mr. McMillen, is the president, chief executive officer and chairman of the board of Homeland Security Capital Corporation (“HSCC”). HSCC has announced that its intended strategic direction is “to focus on owning and operating small- and mid-sized growth businesses that provide homeland security solutions through innovative technologies to both the public and private sector and to drive growth through management, strategic guidance, capital and financial support, and government marketing expertise.” It is possible that HSCC could be interested in acquiring businesses that we would also be interested in acquiring and that these relationships could hinder our ability to carry out our acquisition strategy.

Voting control by our executive officers, directors and other affiliates may limit your ability to influence the outcome of director elections and other matters requiring stockholder approval.

Persons who are parties to a voting agreement (Messrs. McMillen, Weiss, Gallagher and Rosato) own approximately 35.5% of our voting stock. Moreover, this concentration will increase if additional shares are issued under the employment agreements entered into with Messrs. Rosato and Gallagher or upon conversion of the convertible promissory notes delivered to Messrs. Rosato and Gallagher at closing. These persons have made certain agreements to vote for each other’s designees to our Board of Directors through the 2008 director elections. Accordingly, they are able to significantly influence the election of directors and, therefore, our policies and direction during the term of the voting agreement. This concentration of ownership and the voting agreement could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of common stock.

Actual or potential conflicts of interest are likely to develop between us and Messrs. Rosato and Gallagher.

Thomas P. Rosato and Gerard J. Gallagher, the selling members of TSS/Vortech, continue to own significant businesses other than TSS/Vortech that are not owned or controlled by us. We will have an ongoing business relationship with certain of these businesses of the selling members. This will likely create actual or potential conflicts of interest between the selling members, who are executive officers and members of our Board of Directors and thus in a position to influence corporate decisions, and us.

If we are unable to obtain a listing of our securities on NASDAQ or any stock exchange, it may be more difficult for our stockholders to sell their securities.

Our units, common stock and warrants are currently traded in the over-the-counter market and quoted on the OTCBB. We intend to apply for listing on NASDAQ. Generally, NASDAQ requires that a company applying for listing on the NASDAQ Capital Market have stockholders’ equity of not less than $5.0 million or a market value of listed securities of $50 million or net income from continuing operations of not less than $750,000, at least 1.0 million publicly held shares, and a minimum bid price of $4.00 with over 300 round lot stockholders. Additionally, NASDAQ marketplace rules require that a majority of a NASDAQ-listed company’s board of directors be “independent,” as defined in the marketplace rules. Currently, four of our eight directors satisfy the independence criteria as outlined by NASDAQ. We are conducting a search for a qualified individual to join our board as an “independent” director that will enable our board to meet the majority requirement. However, even upon satisfaction of these minimal criteria, there is no assurance that such NASDAQ listing will be obtained. If we are unable to obtain a listing or approval of trading of our securities on NASDAQ, then it may be more difficult for stockholders to sell their securities.

We may not have sufficient financial resources to carry out our acquisition strategy; we may need to use our stock to fund acquisitions to a greater extent than we originally intended.

Following our acquisition of TSS/Vortech in January 2007, we announced a common stock repurchase program. As a result of that program, through March 20, 2007 we had utilized $1,221,817 of cash to purchase 221,000 shares of our common stock at an average price of $5.53 per share. These stock repurchases reduced the amount of cash available to fund acquisitions. As a result, we may have to incur more debt, or issue more common stock or other equity securities, than would otherwise have been necessary in connection with acquisitions, and we may not have sufficient financial resources to carry out our acquisition strategy to the extent we had initially planned.

If third parties bring claims against us or if TSS/Vortech breached any of its representations, warranties or covenants set forth in the purchase agreement, we may not be adequately indemnified for any losses arising therefrom.

Although the purchase agreement provides that Messrs. Rosato and Gallagher will indemnify us for losses arising from a breach of the representations, warranties and covenants by TSS/Vortech or Messrs. Rosato and Gallagher set forth in the purchase agreement, such indemnification is limited, in general terms, to an aggregate amount of $5 million and claims may be asserted against Messrs. Rosato and Gallagher only if a claim exceeds $8,000 and the aggregate amount of all claims exceeds $175,000. In addition, with some exceptions, the survival period for claims under the purchase agreement is limited to the 18-month period following the closing of the acquisition. We will be prevented from seeking indemnification for most claims above the aggregate threshold or arising after the applicable survival period.

As a result of our acquisition, we have substantial amounts of goodwill and intangible assets, and changes in future business conditions could cause these assets to become impaired, requiring substantial write-downs that would adversely affect our operating results.

Our acquisition was accounted for as a purchase and involved a purchase price well in excess of tangible asset values, resulting in the creation of a significant amount of goodwill and other intangible assets. Since December 31, 2006, we completed the TSS/Vortech acquisition and we plan to continue acquiring businesses if and when opportunities arise, further increasing our goodwill and purchased intangibles amount. Under generally accepted accounting principles, we do not amortize goodwill and intangible assets acquired in a purchase business combination that are determined to have indefinite useful lives, but instead review them annually (or more frequently if impairment indicators arise) for impairment. To the extent we determine that such an asset has been impaired, we will write-down its carrying value on our balance sheet and book an impairment charge in our statement of operations.

We amortize intangible assets with estimable useful lives over their respective estimated useful lives to their estimated residual values, and also review them for impairment. If, as a result of acquisitions or otherwise, the amount of intangible assets being amortized increases, so will our depreciation and amortization charges in future periods.

Risks Related to Our Business and Operations

TSS/Vortech derives a significant portion of its revenues from a limited number of customers.

TSS/Vortech derived, and in the near term we believe TSS/Vortech will continue to derive, a significant portion of its revenues from a limited number of customers. To the extent that any significant customer uses less of TSS/Vortech’s services or terminates its relationship with TSS/Vortech, TSS/Vortech’s revenues could decline significantly, which would have an adverse effect on our financial condition and results of operations. For the years ended December 31, 2006, 2005 and 2004, TSS/Vortech had one large project with its major real estate investment trust (REIT) customer, Corporate Office Properties Trust, which is providing mission-critical space to a government end user and which comprised approximately 63.0%, 78.0%, and 49.1%, respectively, of TSS/Vortech’s revenues. We expect that TSS/Vortech will not recognize significant revenue from this project after the second quarter of 2007. TSS/Vortech’s 10 largest customers accounted for approximately 80.4% and 94.6% of its total revenues for the years ended December 31, 2006 and 2005, respectively.

TSS/Vortech’s backlog is declining and may not be replaced.

TSS/Vortech’s backlog is comprised of the uncompleted portion of services to be performed under job-specific contracts. TSS/Vortech’s backlog as of December 31, 2006 was $21.0 million, down approximately $18.7 million from its backlog of $39.7 million as of December 31, 2005 and down $31.8 million from its backlog of $52.8 million as of December 31, 2004. Approximately 22.6% of TSS/Vortech’s backlog as of December 31, 2006 was represented by four contracts relating to its project for its major REIT customer, Corporate Office Properties Trust. The project subject to these contracts is expected to be substantially completed during the second quarter of 2007. TSS/Vortech is currently transitioning from a business heavily reliant upon a single, long-term project to a business based on a more diversified customer base consisting of a number of smaller contracts of shorter duration and there can be no assurance that TSS/Vortech will be able to make this transition on a basis timely enough to replace revenue currently provided by TSS/Vortech’s existing project from its major REIT customer or at all. As a result of this transition to more numerous smaller contracts of shorter duration, we do not expect TSS/Vortech expect to maintain contract backlog at historical levels. If TSS/Vortech cannot timely make this transition, TSS/Vortech’s backlog could decline more than TSS/Vortech anticipates and our revenue, operations, cash flows and liquidity could all be significantly and adversely affected. In addition, TSS/Vortech is in part implementing this transition by hiring additional sales and business development personnel and undertaking other business development efforts, which has increased costs but may not result in significantly increased revenues.

Failure to properly manage projects may result in costs or claims.

TSS/Vortech’s engagements often involve relatively large scale, highly complex projects. The quality of TSS/Vortech’s performance on such projects depends in large part upon its ability to manage the customer relationship, and to manage effectively the project and deploy appropriate resources, including third-party contractors and its own personnel, in a timely manner. Any defects or errors or failure to meet customers’ expectations could result in claims for substantial damages against TSS/Vortech. In addition, we cannot be certain that the insurance coverage TSS/Vortech carries to cover such claims will be adequate to protect TSS/Vortech from the full impact of such claims. Moreover, in certain instances, TSS/Vortech guarantees customers that it will complete a project by a scheduled date or that the project will achieve certain performance standards. If the project experiences a performance problem, TSS/Vortech may not be able to recover the additional costs it will incur, which could exceed revenues realized from a project. Finally, if TSS/Vortech underestimates the resources or time TSS/Vortech needs to complete a project with capped or fixed fees, our operating results could be seriously harmed.

Most of TSS/Vortech’s contracts may be canceled on short notice, so our revenue is not guaranteed.

Most of TSS/Vortech’s contracts are cancelable on short notice, even if TSS/Vortech is not in default under the contract. Many of its contracts, including its service agreements, are periodically open to public bid. TSS/Vortech may not be the successful bidder on its existing contracts that are re-bid. TSS/Vortech also provides an increasing portion of its services on a non-recurring, project-by-project basis. We could experience a reduction in our revenue, profitability and liquidity if:

•	TSS/Vortech’s customers cancel a significant number of contracts;

•	TSS/Vortech fails to win a significant number of its existing contracts upon re-bid; or

•	TSS/Vortech completes the required work under a significant number of its non-recurring projects and cannot replace them with similar projects.

Future acquisitions by us could subject us to additional business, operating and industry risks, the impact of which cannot presently be evaluated, and could adversely impact our capital structure.

We plan to pursue other acquisition opportunities in an effort to take advantage of the platform TSS/Vortech constitutes. We are not limited to any particular industry or type of business that we may acquire. Accordingly, there is no current basis for you to evaluate the possible merits or risks of the particular business or assets that we may acquire, or the industry in which such business operates. In addition, the financing of any acquisition completed by us after the TSS/Vortech acquisition could adversely impact our capital structure as any such financing would likely include the issuance of additional equity securities and/or the borrowing of additional funds.

TSS/Vortech operates in a highly competitive industry, which could reduce our growth opportunities, revenue and operating results.

The mission critical IT industry in which TSS/Vortech operates is highly competitive. TSS/Vortech often competes with other IT consulting and integration companies, including several that are large domestic companies that may have financial, technical and marketing resources that exceed our own. Its competitors may develop the expertise, experience and resources to provide services that are equal or superior in both price and quality to TSS/Vortech’s services, and TSS/Vortech may not be able to maintain or enhance its competitive position. Although TSS/Vortech’s customers currently outsource a significant portion of these services to TSS/Vortech and its competitors, we can offer no assurance that TSS/Vortech’s existing or prospective customers will continue to outsource specialty contracting services to TSS/Vortech in the future.

TSS/Vortech may not accurately estimate the costs associated with its services provided under fixed-price contracts, which could impair our financial performance.

A portion of TSS/Vortech’s revenue is derived from fixed price contracts. Under these contracts, TSS/Vortech sets the price of its services and assumes the risk that the costs associated with its performance may be greater than it anticipated. Our profitability is therefore dependent upon TSS/Vortech’s ability to estimate accurately the costs associated with its services. These costs may be affected by a variety of factors, such as lower than anticipated productivity, conditions at the work sites differing materially from what was anticipated at the time TSS/Vortech bid on the contract, and higher than expected costs of materials and labor. Certain agreements or projects could have lower margins than anticipated or losses if actual costs for contracts exceed TSS/Vortech’s estimates, which could reduce our profitability and liquidity.

We account for a majority of TSS/Vortech’s projects on the percentage-of-completion method, and if actual results vary from the assumptions made in estimating percentage-of-completion, our revenue and income could be reduced.

We generally recognize revenue on TSS/Vortech projects on the percentage-of-completion method. Under the percentage-of-completion method, we record revenue as work on the contract progresses. The cumulative amount of revenue recorded on a contract at a specified point in time is that percentage of total estimated revenue that incurred costs to date bear to estimated total contract costs. The percentage-of-completion method therefore relies on estimates of total expected contract costs. Contract revenue and total cost estimates are reviewed and revised periodically as the work progresses. Adjustments are reflected in contract revenue in the fiscal period when such estimates are revised. Estimates are based on management’s reasonable assumptions and experience, but are only estimates. Variation between actual results and estimates on a large project or on a number of smaller projects could be material. We immediately recognize the full amount of the estimated loss on a contract when our estimates indicate such a loss. Any such loss would reduce our revenue and income.

Our failure to attract and retain qualified employees may adversely affect our business.

TSS/Vortech’s continued success depends to a substantial degree on our ability to recruit and retain the technically skilled personnel we need to serve our customers effectively. TSS/Vortech’s business involves the development of tailored solutions for customers, a process that relies heavily upon the expertise and services of employees. Accordingly, TSS/Vortech’s employees are its most valuable resource. Competition for skilled personnel, especially those with security clearance, is intense in TSS/Vortech’s industry. Recruiting and training these personnel requires substantial resources. Our failure to attract and retain qualified personnel could increase our costs of performing our contractual obligations, reduce our ability to efficiently satisfy its customers’ needs, limit our ability to win new business and constrain our future growth.

An economic downturn or reduced homeland security related capital expenditures could result in a decrease in demand for our services.

If federal, state or local government or private enterprise spending on homeland security related capital expenditures decreases, the demand for services like those provided by TSS/Vortech would likely decline. This decrease could reduce our opportunity for growth, increase our marketing and sales costs, and reduce the prices we can charge for services, which could reduce our revenue and operating results.

We may be unable to obtain sufficient bonding capacity to support certain service offerings.

Some of TSS/Vortech’s contracts require performance and surety bonds. Bonding capacity for construction projects has become increasingly difficult to obtain, and bonding companies are denying or restricting coverage to an increasing number of contractors. Companies that have been successful in renewing or obtaining coverage have sometimes been required to post additional collateral to secure the same amount of bonds which reduces availability under TSS/Vortech’s credit facility. TSS/Vortech may not be able to maintain a sufficient level of bonding capacity in the future, which could preclude TSS/Vortech from being able to bid for certain contracts and successfully contract with certain customers. In addition, even if TSS/Vortech is able to successfully renew or obtain performance or payment bonds in the future, TSS/Vortech may be required to post letters of credit in connection with the bonds.

TSS/Vortech may choose, or be required, to pay its subcontractors even if its customers do not pay, or delay paying, TSS/Vortech for the related services.

TSS/Vortech uses subcontractors to perform portions of its services and to manage work flow. In some cases, TSS/Vortech pays its subcontractors before its customers pay TSS/Vortech for the related services. If TSS/Vortech chooses, or is required, to pay its subcontractors for work performed for customers who fail to pay, or delay paying TSS/Vortech for the related work, we could experience a decrease in profitability and liquidity.

A portion of TSS/Vortech’s business depends upon obtaining and maintaining required security clearances, and its failure to do so could result in termination of certain of its contracts or cause it to be unable to bid or rebid on certain contracts.

Some United States government projects require TSS/Vortech’s employees to maintain various levels of security clearances, and we may be required to maintain certain facility security clearances complying with United States government requirements.

Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If TSS/Vortech’s employees are unable to obtain or retain security clearances or if such employees who hold security clearances terminate their employment, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon expiration. To the extent TSS/Vortech is not able to engage employees with the required security clearances for a particular contract, TSS/Vortech may not be able bid on or win new contracts, or effectively re-bid on expiring contracts, which could adversely affect our business.

In addition, TSS/Vortech expects that some of the contracts on which it will bid will require it to demonstrate its ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. A facility security clearance is an administrative determination that a particular facility is eligible for access to classified information or an award of a classified contract. Although contracts may be awarded prior to the issuance of a facility security clearance, in such cases the contractor is processed for facility security clearance at the appropriate level and must meet the eligibility requirements for access to classified information. A contractor or prospective contractor must meet certain eligibility requirements before it can be processed for facility security clearance. TSS/Vortech’s ability to obtain and maintain facility security clearances has a direct impact on its ability to compete for and perform United States government projects, the performance of which requires access to classified information.

TSS/Vortech’s failure to comply with the regulations of the United States Occupational Safety and Health Administration and other state and local agencies that oversee safety compliance could reduce our revenue, profitability and liquidity.

The Occupational Safety and Health Act of 1970, as amended, or OSHA, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various record keeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards, safety in excavation and demolition work, may apply to TSS/Vortech’s operations. TSS/Vortech has incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of its business in complying with OSHA and other state and local laws and regulations.

We are dependent upon key personnel whose loss may have an adverse impact on our business.

We depend on the expertise, experience and continued services of our senior management employees, especially Mr. Weiss, our Chairman, Mr. McMillen, our Vice Chairman, Mr. Rosato, our Chief Executive Officer, and Mr. Gallagher, our President and Chief Operating Officer. In particular, Messrs. Rosato and Gallagher have acquired specialized knowledge and skills with respect to TSS/Vortech and its operations and most decisions concerning the business of TSS/Vortech will be made or significantly influenced by them. The loss of Mr. Rosato, Mr. Gallagher or other senior management employees of TSS/Vortech, or an inability to attract or retain other key individuals, could materially adversely affect TSS/Vortech’s business. If Mr. Rosato, Mr. Gallagher or other senior management were to become unavailable following the acquisition, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. We will seek to compensate and provide incentives for key executives, as well as other employees, through competitive salaries and bonus plans, but there can be no assurance that these programs will allow us to retain key employees or hire new key employees.

Our quarterly revenue, operating results and profitability will vary.

Our quarterly revenue, operating results and profitability may fluctuate significantly and unpredictably in the future. In particular, the changes in contract mix that we anticipate will occur as TSS/Vortech completes existing projects for our major customer, Corporate Office Properties Trust, may affect quarterly results.

Factors that may contribute to the variability of our quarterly revenue, operating results or profitability include:

•	Fluctuations in revenue earned on contracts;

•	Commencement, completion and termination of contracts during any particular quarter, especially contracts relating to TSS/Vortech’s major customer, Corporate Office Properties Trust;

•	Declines in backlog that are not replaced;

•	Additions and departures of key personnel;

•	Strategic decisions by us and our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments and changes in business strategy;

•	Contract mix and the extent of subcontractor use; and

•	Any seasonality of TSS/Vortech’s business.

Therefore, period-to-period comparisons of TSS/Vortech’s operating results may not be a good indication of our future performance. Our quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may have an adverse affect on the market price of our common stock.

If we are unable to engage appropriate subcontractors or if our subcontractors fail to perform their contractual obligations, our performance as a prime contractor and ability to obtain future business could be materially and adversely impacted.

Our contract performance may involve the issuance of subcontracts to other companies upon which we rely to perform all or a portion of the work we are obligated to deliver to our customers. The inability of us to find and engage appropriate subcontractors or a failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services may materially and adversely affect our ability to perform our obligations as a prime contractor.

In extreme cases, a subcontractor’s performance deficiency could result in the customer terminating our contract for default. A default termination could expose us to liability for excess costs of reprocurement by the customer and have a material adverse effect on our ability to compete for future contracts and task orders.

If we are unable to manage our growth, our business may be adversely affected.

Sustaining TSS/Vortech’s historical growth may place significant demands on our management, as well as on our administrative, operational and financial resources. If TSS/Vortech sustains significant growth, we must improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to do so, or if new systems that we implement to assist in managing any future growth do not produce the expected benefits, our business, prospects, financial condition or operating results could be adversely affected.

Risks Related to Our Capital Structure
and Our Experience as a Public Company

Because we do not currently intend to pay dividends on our common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operations and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our Board of Directors and will depend on factors our Board of Directors deems relevant, including, among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities and other financing arrangements. Accordingly, realization of a gain on stockholders’ investments will depend on the appreciation of the price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders purchased their shares.

The significant number of our outstanding warrants may place a ceiling on, or otherwise adversely affect, the value of our common stock.

We have outstanding warrants to purchase 15,600,000 shares of our common stock at an exercise price of $5.00 per share, and only 12,152,813 outstanding shares of common stock as of April 30, 2007. Our warrants represent a very significant market overhang that may limit the value of our common stock, at least in the near term and unless and until we can substantially grow our business.

If our initial stockholders and Messrs. Rosato and Gallagher exercise their registration rights, it may have an adverse effect on the market price of our common stock.

Our initial stockholders are entitled to demand that we register the resale of their shares of common stock in certain circumstances. If our initial stockholders exercise their registration rights with respect to all of their shares of common stock, then there will be an additional 1,750,000 shares of common stock eligible for trading in the public market. We have also granted registration rights to the selling members, who received 2,534,988 shares of our common stock upon closing of the acquisition and who may receive, in the aggregate, up to $10,000,000 in additional shares of our common stock under the terms of their employment agreements. The presence of this additional number of shares of common stock eligible for trading in the public market may have an adverse effect on the market price of our common stock.

If we are unable to maintain a current prospectus relating to the common stock underlying our warrants, our warrants may be worthless.

Our warrants will be exercisable and we will not be obligated to issue shares of common stock unless, at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrant is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us, we have agreed to use our reasonable best efforts to maintain a current prospectus relating to the common stock issuable upon exercise of our warrants until the expiration of our warrants. However, we cannot assure warrant holders that we will be able to do so. The warrant agreement does not provide that we are required to net-cash settle the warrants if we are unable to maintain a current prospectus. If the prospectus relating to the common stock issuable upon exercise of the warrants is not current, or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, our warrants may not be exercisable before they expire. Thus, our warrants may be deprived of any value, the market for our warrants may be limited or non-existent and the warrants may expire worthless.

The warrant agreement governing our warrants permits us to redeem the warrants after they become exercisable, and it is possible that we could redeem the warrants at a time when a prospectus is not current, resulting in the warrant holder receiving less than fair value of the warrant or the underlying common stock.

Under section 6 of the warrant agreement governing our outstanding warrants, we have the right to redeem outstanding warrants, at any time after they become exercisable and prior to their expiration, at the price of $0.01 per warrant, provided that the last sales price of our common stock is at least $8.50 per share on each of 20 trading days within any 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. Section 6 of the warrant agreement does not require, as a condition to giving notice of redemption, that we have in effect a current prospectus relating to the common stock issuable upon exercise of our warrants. Thus, it is possible that we could issue a notice of redemption of the warrants at a time when holders of our warrants are unable to exercise their warrants and thereafter immediately resell the underlying common stock under a current prospectus. Under such circumstances, rather than face redemption at a nominal price per warrant, warrant holders could be forced to sell the warrants or the underlying common stock for less than fair value.

Prior to the acquisition, we did not have operations, and TSS/Vortech had never operated as a public company. Fulfilling our obligations incident to being a public company will be expensive and time consuming.

Prior to the acquisition, both we, as a company without operations, and TSS/Vortech, as a private company, had maintained relatively small finance and accounting staffs. Although we are in the process of retaining internal audit services, neither we nor TSS/Vortech currently has an internal audit group function. We have maintained limited disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws with respect to our limited activities prior to the acquisition, but we have not been required to maintain and establish such disclosure controls and procedures and internal controls as are required with respect to a business such as TSS/Vortech with substantial operations following the acquisition. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of NASDAQ, we must implement additional internal and disclosure control procedures and corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and increase our insurance, legal and financial compliance costs.

We are also in the process of hiring a chief financial officer and may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to document and test our internal controls over financial reporting for fiscal 2007 and beyond and will require an independent registered public accounting firm to report on our assessment as to the effectiveness of these controls for fiscal 2008 and beyond. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal controls for our fiscal year ending December 31, 2007 and subsequent years. In connection with this evaluation, we are in the process of retaining internal audit services to further enhance our internal control environment. It will also require an independent registered public accounting firm to test, evaluate and report on the completeness of our assessment for our fiscal year ending December 31, 2008 and subsequent years. It may cost us more than we expect to comply with these control- and procedure-related requirements.

We may discover areas of our internal controls that need improvement, particularly with respect to TSS/Vortech or other businesses that we may acquire in the future. Although we are searching for a chief financial officer, we may also need to hire additional accounting and financial staff to assist in our internal control processes. We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate internal controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent auditors are unable to provide us with an unqualified report regarding the effectiveness of our internal controls over financial reporting as of December 31, 2008 and in future periods as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, NASDAQ or other regulatory authorities.

USE OF PROCEEDS

Assuming the exercise of all the warrants for cash, we will receive gross proceeds of $78,000,000. If no warrants are exercised or if all warrants exercised are exercised on a cashless exercise basis, we will receive no proceeds. We intend to use the proceeds from the exercise of the warrants for working capital, operating expenses and other general corporate purposes, including possible acquisitions. There is no assurance that the holders of the warrants will elect to exercise any or all of the warrants.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of common stock offered hereby is determined by reference to the exercise price of the warrants. The exercise price of the warrants is $5.00 per share and was determined at the time of the initial public offering.

PLAN OF DISTRIBUTION

Pursuant to the terms of the warrants, the shares of common stock will be distributed to those warrant holders who surrender the certificates representing the warrants and provide payment of the exercise price through their brokers to our warrant agent, Continental Stock Transfer & Trust Company. We do not know if or when the warrants will be exercised. We also do not know whether any of the shares acquired upon exercise will be sold.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”):

•	our Annual Report on Form 10-K, as amended, for the fiscal period ended December 31, 2006 filed on April 2, 2007 and amended on April 30, 2007;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007;

•
our Current Reports on Form 8-K filed January 16, 2007, January 17, 2007, January 19, 2007, January 25, 2007, January 31, 2007, February 1, 2007, March 13, 2007, March 14, 2007, April 26, 2007 and May 15, 2007;

•	the description of our common stock contained in our Form 8-A filed July 11, 2005;

•	our Definitive Proxy Statement filed December 27, 2006; and

•	all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering of securities.

Potential investors may obtain a copy of any of the agreements summarized herein (subject to certain restrictions because of the confidential nature of the subject matter) or any of our SEC filings without charge by written or oral request directed to Fortress International Group, Inc., 9841 Broken Land Parkway, Columbia, Maryland 21046, Attention: Investor Relations.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement filed with the SEC. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file with the SEC at the SEC’s public reference room at 100 F Street, NE in Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings, including reports, proxy statements and other information regarding issuers that file electronically with the SEC, are also available to the public at no cost from the SEC’s website at http://www.sec.gov.

LEGAL MATTERS

The validity of the securities offered in this prospectus was passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC, New York, New York.

EXPERTS

The combined balance sheets of VTC, L.L.C. and Vortech, L.L.C. as of December 31, 2006, 2005 and 2004, and the related combined statements of income, changes in members’ equity and cash flows for the years then ended incorporated by reference in this prospectus have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, as set forth in its report, appearing in the Annual Report on Form 10-K, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined balance sheets of Fortress International Group, Inc. (formerly Fortress America Acquisition Corporation) as of December 31, 2005 and December 31, 2006 and the related statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2005 and December 31, 2006, the period from December 20, 2004 (inception) to December 31, 2004 and the cumulative period from December 20, 2006 (inception) to December 31, 2005 incorporated by reference in this prospectus have been audited by Goldstein Golub Kessler LLP, independent registered public accounting firm, as set forth in the Annual Report on Form 10-K and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.